Sol Strategies Appoints Prominent Digital

Assets Investor Anthony Pompliano as

Company Advisor

Toronto, Ontario--(Newsfile Corp. - November 25, 2024) - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Sol Strategies" or the "Company"), a publicly traded, Canadian holding company that invests in the Solana blockchain and ecosystem, today announced the appointment of Anthony Pompliano as an advisor to the Company. As an entrepreneur, investor, and prominent advocate for digital assets, Mr. Pompliano leverages his extensive experience to provide strategic direction to Sol Strategies.

Mr. Pompliano brings a wealth of expertise in digital assets and venture capital to Sol Strategies. Currently, he is the founder and CEO of Professional Capital Management, an investment firm allocating capital across public and private markets. His pioneering efforts in digital asset education, through ventures like The Pomp Podcast and The Pomp Letter, have cemented his reputation as a trusted voice in the crypto industry. Additionally, Mr. Pompliano has a proven track record as an investor, backing companies like Coinbase, Lyft, Reddit, and Everlywell.

"Joining Sol Strategies as an advisor is an incredible opportunity to contribute to the growth of the company," said Anthony Pompliano on his appointment. "Sol Strategies' commitment to giving public market investors access to the Solana ecosystem is a valuable strategy that should be well-received by capital allocators. I look forward to working with the team to drive impactful investments and accelerate the business."

Leah Wald, CEO of Sol Strategies, commented on the appointment: "With the growing interest in the Solana ecosystem, Mr. Pompliano's unparalleled experience in bridging traditional finance and digital assets makes him an invaluable addition to Sol Strategies. His insights will be instrumental in advancing our mission to ensure secure pathways for investors to access Solana's success."

In exchange for the advisory services, the Company has agreed to grant 563,669 restricted share units to Mr. Pompliano, subject to the approval of the Company's board and shareholders and the Canadian Securities Exchange.

About Sol Strategies

Sol Strategies is a publicly traded holding company committed to the continued development of the Solana blockchain and ecosystem through its private equity and financial markets activities. Sol Strategies seeks to leverage investment opportunities in staking rewards and Solana-based projects, allowing shareholders to indirectly participate in decentralized finance. The Company is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker HODL and on the OTC market under the ticker CYFRF.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to (i) expectations regarding the characteristics, value drivers, and anticipated benefits of the engagement, and (ii) expectations concerning the Company's business plans and operations. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Acquisition and its intended impact on the Company, the Company's future investing plans, and staking plans. There is no assurance that the Acquisition will be completed or that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/231271